Mail Stop 4631

                                                           October 16, 2018

Bruce Jolliff
Chief Financial Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

       Re:     Vivos Inc.
               Form 10-K for Fiscal year Ended December 31, 2016
               Filed March 9, 2017
               File No. 0-53497

Dear Mr. Jolliff:

      We issued comments on the above captioned filing found in our comment letter dated
March 9, 2017.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or John Cash,
Accounting Branch Chief, at (202) 551-3768 with any questions.

                                                           Sincerely,

                                                           /s/ John Cash

                                                           Accounting Branch
Chief
                                                           Office of
Manufacturing and
                                                           Construction